UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                  FORM 15

       CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
 SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY
                TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934.

                                           Commission File Number 333-82540

                           IPC ACQUISITION CORP.
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             (Exact name of registrant as specified in charter)

           88 Pine Street, Wall Street Plaza, New York, NY 10005
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     (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

           11.50% Senior Subordinated Notes due December 15, 2009
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          (Title of each class of securities covered by this Form)

                                    None
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       (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)    /   /               Rule 12h-3(b)(1)(i)    / X /
Rule 12g-4(a)(1)(ii)   /   /               Rule 12h-3(b)(1)(ii)   /   /
Rule 12g-4(a)(2)(i)    /   /               Rule 12h-3(b)(2)(i)    /   /
Rule 12g-4(a)(2)(ii)   /   /               Rule 12h-3(b)(2)(ii)   /   /
                                           Rule 15d-6             /   /

             Approximate number of holders of record as of the
                  certification or notice date: One (1)*

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Pursuant to the requirements of the Securities Exchange Act of 1934, IPC
Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 5, 2005                        IPC ACQUISITION CORP.

                                            By:  /s/ TIMOTHY WHELAN
                                                 --------------------------
                                                 Timothy Whelan
                                                 Chief Financial Officer
                                                 (Principal Financial and
                                                 Accounting Officer and
                                                 Duly Authorized Officer)


* Cede & Co., as the nominee of the Depository Trust Company ("DTC") is the sole holder of record of the securities. As of August 5, 2005, there were approximately 2 participants in DTC holding an indirect interest in the securities.